90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3995

www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

March 5, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Alexandra M. Ledbetter

Attorney-Advisor

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549-6010

Re:	HealthSouth Corporation Schedule TO-I Filed February 20, 2013 File No. 005-38272

Dear Ms. Ledbetter:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated February 28, 2013, regarding the Company’s Schedule TO-I filed on February 20, 2013 (the “Schedule TO”). If the Company’s responses are satisfactory to the Staff, the Company will file an amendment to the Schedule TO to include the responses, as appropriate. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of February 28, 2013, and for which written confirmation has been requested. The text of each comment appears in bold and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Schedule TO. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the Offer to Purchase filed as an exhibit to the Schedule TO.

General

1. Comment: We note that you filed your press release issued on February 18, 2013, as an exhibit to your Schedule TO. In the future, please file all written communications made by the issuer or affiliate relating to the issuer tender offer, from and including the

Ms. Alexandra M. Ledbetter

March 5, 2013

first public announcement, as soon as practicable on the date of the communication. See Rule 13e-4(c)(1), including the Instructions to Rule 13e-4(c)(1). For guidance, see Questions I.A.1 and I.A.2 of the July 2001 Interim Supplement to the Division’s Publicly Available Telephone Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: We note the comment and will ensure that any further communications made by the Company relating to the tender offer are filed as soon as practicable on the date of the communication.

Offer to Purchase, dated February 20, 2013

Incorporation of documents by reference, page 5

2. Comment: We note your disclosure that statements contained in subsequently filed materials that are or are deemed to be incorporated by reference into your offering materials may modify or supersede statements already contained in or incorporated by reference into your offering materials. The federal securities laws do not authorize incorporation by reference in this manner. Please revise to indicate that you will disclose material changes to the information previously published, sent or given to security holders promptly in the manner specified in Exchange Act Rule 13e-4(e)(3). See also Exchange Act Rule 13e-4(d)(2).

Response: We will amend the Schedule TO, Offer to Purchase, page 5, to read as follows (the revised language is shown in italics):

“Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Offer to Purchase, shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Offer to Purchase, except as so modified or superseded. However, if we materially change the terms of the Offer, or there exists any material changes to any information concerning the Offer, the Company or its operations, we will disclose such material changes or information promptly, and if required, extend the Offer. The rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or material information concerning the tender offer or the Company (other than a change in price or a change in percentage of Common Stock sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.

Ms. Alexandra M. Ledbetter

March 5, 2013

The Offer, page 14

Conditions of the Offer, page 23

3. Comment: Refer to the following sentence on page 25: “If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right.” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. Furthermore, when an offer condition is triggered by events that occur before the expiration of the offer, you should inform target security holders how you intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter. See Exchange Act Rule 13e-4(d)(2).

Response: We have reviewed the Staff’s position with regard to the deemed waiver of a condition to the offer. We agree with the Staff’s position that we may be required to extend the offer and circulate new disclosure in that situation. Furthermore, when an offer condition is triggered by events that occur before the expiration of the offer, we will inform target security holders whether or not we intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Security ownership, page 27

4. Comment: Refer to the first paragraph in this section. Please tell us why you need to qualify your disclosure as “to the best of [your] knowledge.” Explain what prevents you from knowing and disclosing this information. Alternatively, please remove the qualifications. See the Instructions to Item 1008(b) of Regulation M-A.

Response: While the Company does have policies and procedures that attempt to monitor all trading activity of its directors and executive officers in the common stock of the Company (the “Common Stock”), the Company cannot be certain that individuals such as executive officers, directors and affiliates of the Company and its subsidiaries will be in complete compliance with those policies and procedures at all times. Ultimately, responsibility for compliance with those policies and procedures as well as SEC beneficial ownership reporting obligations rests with those individuals. As a result, the Company believes it is not prudent to make a definitive statement to the effect that there have been no other transactions in the Common Stock by such individuals, and respectfully submits that it should be permitted to state that the disclosure includes those transactions in the Common Stock that have been brought to the attention of the Company in accordance with the Company’s policies and procedures. We also note that Section 1008(a) of Regulation M-A, in instruction three, references knowledge and

Ms. Alexandra M. Ledbetter

March 5, 2013

we respectfully submit that it is reasonable to interpret that the same qualification applies to Section 1008(b) of Regulation M-A, given the similar focus and nature of the disclosure required in both sections. For these reasons, the Company respectfully requests the Staff to permit the Company to retain the knowledge qualifier in this disclosure, as revised below. We will, in the amendment to the Schedule TO, revise this disclosure to read (the revised language is shown in italics or strikethrough):

Neither we, our subsidiaries, nor to the best of our knowledge, any of our or our subsidiaries’ executive officers, directors~~,~~ or affiliates ~~or subsidiaries nor, to the best of our knowledge, any of our subsidiaries’ directors or executive officers~~, nor any associates or subsidiaries of any of the foregoing has effected any transactions involving the Common Stock during the 60 days prior to the date of this Offer to Purchase except for transactions related to the Company’s compensation plans which have been disclosed on Form 4 filings with the SEC and are set forth below. ~~To the best of our knowledge, we will not~~ We do not intend to acquire any Common Stock from any of our directors, officers or affiliates pursuant to the Offer.

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
1	John P. Whittington	2/25/2013	857	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

2	Mark J Tarr	2/25/2013	1,245	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

3	Andrew L. Price	2/25/2013	776	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

4	Cheryl B. Levy	2/25/2013	1,180	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

5	Jay Grinney	2/25/2013	7,856	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

6	Edmund Fay	2/25/2013	776	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

7	Douglas E. Coltharp	2/25/2013	857	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

Ms. Alexandra M. Ledbetter

March 5, 2013

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
8	Dexanne B. Clohan	2/25/2013	757	$24.020	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

9	John P. Whittington	2/21/2013	14,915	$0.000	The option becomes exercisable in annual installments over a three-year period, at the rate of 33.3% per year commencing February 21, 2014.

10	Mark J. Tarr	2/21/2013	16,981	$0.000	The option becomes exercisable in annual installments over a three-year period, at the rate of 33.3% per year commencing February 21, 2014.

11	Jay Grinney	2/21/2013	94,340	$0.000	The option becomes exercisable in annual installments over a three-year period, at the rate of 33.3% per year commencing February 21, 2014.

12	Douglas E. Coltharp	2/21/2013	14,859	$0.000	The option becomes exercisable in annual installments over a three-year period, at the rate of 33.3% per year commencing February 21, 2014.

13	Edward L. Shaw, Jr.	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

14	John E Maupin, Jr.	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

15	Leslye G. Katz	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

16	Leo I. Higdon, Jr.	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

17	Joan E. Herman	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

18	Jon F. Hanson	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

19	Charles M. Elson	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

20	Yvonne M. Curl	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

21	Donald L. Correll	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

22	John Chidsey	2/15/2013	5,118	$0.000	Award of restricted stock units pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

23	John P. Whittington	2/15/2013	6,759	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

Ms. Alexandra M. Ledbetter

March 5, 2013

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
24	John P. Whittington	2/15/2013	20,025	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.

25	Mark J. Tarr	2/15/2013	7,696	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

26	Mark J. Tarr	2/15/2013	20,025	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.

27	Andrew L. Price	2/15/2013	4,399	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

28	Andrew L. Price	2/15/2013	10,809	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.

29	Cheryl B. Levy	2/15/2013	5,900	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

30	Cheryl B. Levy	2/15/2013	10,965	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.

31	Jay Grinney	2/15/2013	42,753	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

32	Jay Grinney	2/15/2013	109,351	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.

33	Edmund Fay	2/15/2013	4,399	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

34	Edmund Fay	2/15/2013	10,809	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.

35	Douglas E. Coltharp	2/15/2013	6,734	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

36	Douglas E. Coltharp	2/15/2013	20,025	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.

37	Dexanne B. Clohan	2/15/2013	5,320	$0.000	Award of restricted stock pursuant to the Company’s Amended and Restated 2008 Equity Incentive Plan.

Ms. Alexandra M. Ledbetter

March 5, 2013

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
38	Dexanne B. Clohan	2/15/2013	10,809	$0.000	This grant of restricted stock is the result of the satisfaction of certain performance criteria set out in the terms of a performance share unit award made on February 25, 2011.

39	Jon F. Hanson	1/9/2013	1,064	$22.255	This transaction is a purchase of shares of common stock of HealthSouth Corporation (the “Company”) pursuant to an election by the reporting person to participate in the Directors Deferred Stock Investment Plan of the Company (the “Plan”). The Plan is a nonqualified deferral plan adopted and approved by the Board of Directors, effective November 1, 2007, allowing non-employee directors to make elections during 2012 to defer fixed percentages of their directors’ fees for 2013. The amount each participant defers under the Plan is deducted, on a quarterly basis, from the directors’ fees the participant would otherwise have received in cash. This transaction is the acquisition of common stock of the Company in the market for the account of the reporting person, for an aggregate purchase price equal to the amount of fees deferred by the reporting person for the first quarter of 2013 under the Plan.

40	John Chidsey	1/9/2013	1,262	$22.270	This transaction is a purchase of shares of common stock of the Company pursuant to an election by the reporting person to participate in the Plan. The Plan is a nonqualified deferral plan adopted and approved by the Board of Directors, effective November 1, 2007, allowing non-employee directors to make elections during 2012 to defer fixed percentages of their directors’ fees for 2013. The amount each participant defers under the Plan is deducted, on a quarterly basis, from the directors’ fees the participant would otherwise have received in cash. This transaction is the acquisition of common stock of the Company in the market for the account of the reporting person, for an aggregate purchase price equal to the amount of fees deferred by the reporting person for the first quarter of 2013 under the Plan.

41	John P. Whittington	1/2/2013	6,624	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

Ms. Alexandra M. Ledbetter

March 5, 2013

	Name	Date of Transaction	Amount of Securities	Price Per Share	Where and how the transaction was effective
42	Mark J. Tarr	1/2/2013	8,150	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

43	Andrew L. Price	1/2/2013	4,310	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

44	Cheryl B. Levy	1/2/2013	3,630	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

45	Jay Grinney	1/2/2013	42,338	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

46	Edmund Fay	1/2/2013	4,310	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

47	Dexanne B. Clohan	1/2/2013	3,869	$22.150	These shares were withheld or surrendered to pay the insider’s tax withholding obligations incurred in connection with the vesting of the related restricted stock.

5. Comment: We note your reference in this section to transactions related to your compensation plans which have been disclosed in Form 4 filings. Please revise to provide in this section the information required by Item 1008(b) of Regulation M-A.

Response: We have revised our disclosure in response to this Comment. Please see our response to Comment 4, which applies to this Comment as well.

Miscellaneous, page 30

6. Comment: Refer to the following sentence on page 30: “The Offer is not being made to (nor will tenders of Common Stock be accepted from or on behalf of) holders of Common Stock in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law. See also the Commission’s guidance in SEC Release No. 34-58597, Part II.G.1 (September 19, 2008).

Ms. Alexandra M. Ledbetter

March 5, 2013

Response: We will amend the Schedule TO, Offer to Purchase in this section to read (the revised language is shown in italics):

“The Offer is not being made to (nor will tenders of Common Stock be accepted from or on behalf of) holders of Common Stock in any state jurisdiction within the United States of America in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, we, in our sole discretion, may take such action as we may deem necessary to make or extend the Offer in any such jurisdiction.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO, as may be amended;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO, as amended; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Should you have any further questions or need additional information, please do not hesitate to contact me at 212-210-9595.

Sincerely,

ALSTON & BIRD LLP

/s/ Mark F. McElreath

Mark F. McElreath

cc:	Douglas E. Coltharp, HealthSouth Corporation

Stephen D. Leasure, HealthSouth Corporation